FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 1, 2025

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby reports the following:

OTHER RELEVANT INFORMATION

Banco Santander reports the results it has obtained in the most recent stress test exercise carried out by the European Banking Authority (EBA) and the European Central Bank (ECB).

The exercise covered a three-year period (end of 2024 – end of 2027) with two scenarios (baseline and adverse) applied to the consolidated perimeter of Grupo Santander. The CET1 ratio is a financial solvency ratio whose implementation by the institutions is being carried out progressively, in accordance with the transitional implementation schedules of the modifications of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013  (the “Capital Requirements Directive”) and Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 (the “Capital Requirements Regulation”) 1, and International Financial Reporting Standard (“IFRS”) 9.

During the phase-in period of these regulations, in addition to the CET1 Phased-in ratio (a capital ratio calculated pursuant to the transitional regime), which is the legally applicable ratio, the Fully-loaded CET1 ratio (a capital ratio calculated assuming a full implementation of the aforementioned regulations) is also used for information purposes2.

The stress test exercise results in the following projected capital ratios for Grupo Santander for the periods and scenarios considered. A comparison of these projected ratios with the Fully-loaded CET1 ratio (12.19%, according to the clarifications included in footnote 3)3 and the Phased-in CET1 ratio (12.78%) as of 31 December 2024 is also included in brackets below:

	ADVERSE SCENARIO		BASELINE SCENARIO
	Fully-loaded CET1 ratio	Phased-in CET1 ratio	Fully-loaded CET1 ratio	Phased-in CET1 ratio
31/12/2025	10.46% (-1.73%)	10.94% (-1.84%)	13.58% (+1.40%)	14.22% (+1.44%)
31/12/2026	11.12% (-1.06%)	11.63% (-1.15%)	14.56% (+2.38%)	15.23% (+2.45%)
31/12/2027	10.46% (-1.73%)	10.91% (-1.87%)	14.65% (+2.46%)	15.31% (+2.53%)

Boadilla del Monte (Madrid), 1 August 2025

1 The main change for this exercise is that both Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 (“CRR2”, in force until 31 January 2024) and Regulation (EU) 2024/1623 of the European Parliament and of the Council of 31 May 2024 (“CRR3”, in force from 1 January 2025), both modifying the Capital Requirements Regulation, have been applied for the estimate.

2 The published Fully-loaded ratio is an estimate, calculated according to the European Banking Authority (“EBA”) methodology, due to the complexity of the current transitional implementation schedule.

3 In accordance with CRR3, and following the adjustments made by the EBA methodology, the following items are applied over the 12.76% original Fully-loaded CET1 ratio calculated according to CRR2 as of 31 December 2024:

(i)	the transitional provisions of CRR3 are applied as if they had already been fully implemented (-0.25%), leading to a ratio of approximately 12.51%, which is consistent with the interpretation made by Banco Santander of the application of CRR3 calculation for the Fully-loaded CET1 ratio;

(ii)	several adjustments have been made for the estimate of a final Fully-loaded CET1 ratio as of 31 December 2024, amongst others, the exclusion of the possibility foreseen in articles 314.3 and 314.4 of CRR3 related to the application of the alternative standardized approach to calculate the own-funds requirement for operational risk (-0.32%), leading to a ratio of approximately 12.19%.

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Third Party Information

In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 1, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance